345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

December 31, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Abigail Adams and Celeste Murphy

Re:   Roth CH Acquisition I Co. Parent Corp.
Registration Statement on Form S-4
Filed November 20, 2020
File No. 333-250847

Dear Mmes. Adams and Murphy:

On behalf of our client, Roth CH Acquisition I Co. Parent Corp., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-4 filed on November 20, 2020 (the “Registration Statement”) contained in the Staff’s letter dated December 17, 2020 (the “Comment Letter”). Please note that our responses below, insofar as relevant information relates to PureCycle Technologies LLC (“PCT”) or matters arising from PCT’s participation in the preparation of the Registration Statement, are based on our discussions with and information received from PCT or its counsel, Jones Day, who have similarly participated in the preparation and review of this response letter.

The Company has filed via EDGAR its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by such response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement. Please note that, as discussed with the Staff, the Company is also concurrently filing Amendment No. 1 to the Registration Statement on Form S-1 filed on November 30, 2020 (File No. 333-251034) to reflect conforming changes to those included in the Amended Registration Statement.

Registration Statement on Form S-4

Questions and Answers About the Proposals, page ix

1.	Please provide your analysis as to why you are not required to unbundle those changes to your charter which are not specific to special purpose acquisition companies into separate proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A as well as Question 201.01 of the Division’s Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

Los Angeles    New York    Chicago    Nashville San Francisco Washington, DC Beijing Hong Kong   www.loeb.com

United States Securities and Exchange Commission December 31, 2020 Page 2

Response: The Company believes the structure of the business combination (the “Business Combination”) contemplated by the Agreement and Plan of Merger does not require any changes to the charter of Roth CH Acquisition I Co. (the “SPAC”), which is the registrant that will be soliciting the approval of its stockholders of the Business Combination, other than those specific to the change in status from that of a publicly-traded special purpose acquisition company to an intermediate subsidiary holding company. The form of Amended and Restated Certificate of Incorporation of PureCycle Technologies, Inc. appearing as Annex C to the Merger Agreement is the charter that will be adopted by the Company, a newly-formed entity created to effect the “double dummy” acquisition of PCT by the SPAC. While the Company recognizes that Question 201.02 regarding the Staff’s views concerning unbundling in the context of the introduction of a new entity might apply in circumstances where stockholders of the SPAC are expected to own the largest percentage of equity securities of the new entity following consummation of the transaction, based on the expected percentages reflected in the charts shown on pages 8 and 45 of the Amended Registration Statement, the former stockholders of the SPAC are expected to own less than 10% of the equity securities of the Company, and in fact may own substantially less should a significant number of stockholders of the SPAC elect to exercise their redemption rights. With due regard to the Staff’s views that public stockholders should not be presented with complex proposals that could deprive them of an opportunity to consider points that—as a result of state law, the rules of a national securities exchange, or an entity’s organizational documents—require their approval, where the SPAC stockholders will not control the Company, which is the post-Business Combination entity, and the consent of the SPAC’s stockholders is not required in connection with the organizational documents of the successor to be in effect following the Business Combination, the Company believes that the Staff’s guidance with respect to unbundling is not applicable.

2.	Highlight how much of the vote is locked up by the various agreements between the initial stockholders, owners of PCT and/or others.

Response: The Company notes that only stockholders of record of the SPAC as of the record date to be established regarding the special meeting to approve the Business Combination will be entitled to vote to approve the Business Combination. PCT securityholders (including investors in the Pre-PIPE Financing (as defined in the Amended Registration Statement)) and PIPE investors (as defined in the Amended Registration Statement) will not be entitled to vote at the special meeting of stockholders of the SPAC and the Company believes that the references under “How Will the Initial Stockholders Vote?” on page x  and “Record Date; Who is Entitled to Vote” on page 41 of the Amended Registration Statement to approximately 22.2% of the shares held by such stockholders reflects how much of the vote is locked up by the agreements entered into concurrently with the Merger Agreement.

United States Securities and Exchange Commission December 31, 2020 Page 3

3.	We note disclosure on page xi about the deferred underwriting commissions and the amounts disclosed on pages 135 and 136. In an appropriate section of the document, please disclose whether or not any of your representatives that were part of the diligence or negotiations with PCT are owed or entitled to any of the deferred IPO underwriting fees.

Response: Changes in response to the Staff’s comment are reflected on pages xi, 29, 66-67, 140, 142 and 160 of the Amended Registration Statement.

Summary, page 1

4.	Clarify why shareholders are not being given the ability to elect the directors to hold office after the business combination. Clarify when and by whom new directors, such as Mr. Otworth, will be nominated to the board, as disclosed on page 122. Revise the summary to clarify what provisions govern the selection of these directors and which directors are designees of the investor rights agreement, as disclosed on page 157. Provide a risk factor that highlight the public shareholders’ inability to effectively participate in the election of directors for the period of time during which the Investor Rights Agreement and Company Support Agreement allow the votes to remain locked up.

Response: Changes in response to the Staff’s comment are reflected on pages 6 and 39 of the Amended Registration Statement. Similar to the response to Comment 1 above, the stockholders of the SPAC have no right under Delaware law to elect directors of a different corporation and if they are dissatisfied with the proposed members of the combined company board of directors they may elect to exercise their redemption rights. The Company also notes that a business combination involving a special purpose acquisition company is similar in many respects to an initial public offering of stock in the target company, and that IPO investors are typically not afforded an opportunity to vote on board members until the first annual meeting of stockholders after the IPO has been consummated.

United States Securities and Exchange Commission December 31, 2020 Page 4

Summary

The Special Meeting, page 1

5.	On page 3 you disclose that Roth Capital Partners, LLC and Craig-Hallum will receive “certain offering related expenses.” Revise the summary to highlight and clarify the relationship of the ROCH CEO and CFO, Messrs. Byron Roth and Gordon Roth to Roth Capital Partners, LLC. Also Clarify Mr. Gurewitz’ relationship to Roth Captial Partners, LLC. Also revise to disclose Mr. Hartfiel and Mr. Lipman’s relationship to Craig-Hallum and Mr. Friedberg’s relationship to Sagard Captial Partners. Disclose in the summary the potential conflicts of interest and the extent to which these individuals will benefit from this transaction through their relationship with these entities in addition to their status as initial stockholders and/or directors. Disclose to what extent any of these individuals were involved in the due diligence and negotiations.

Response: Changes in response to the Staff’s comment are reflected on pages xi, 3-4, 29, 55, 140, and 160 of the Amended Registration Statement. As noted on pages 157-158 of the Amended Registration Statement, Mr. Friedberg is no longer affiliated with Sagard Capital Partners.

Risk Factors, page 18

6.	On pages 30-31, identify what conditions of the merger ROCH may waive without shareholder approval. Clarify whether ROCH may waive the condition of the merger that the shares be approved for listing on the Nasdaq. If so, provide a separate risk factor highlighting the risks associated with such a waiver.

Response: Changes in response to the Staff’s comment are reflected on page 31 of the Amended Registration Statement.

7.	We note the risk factor on page 29 addressing potential conflicts of interest of the Initial Stockholders. Clarify, as discussed on page 133, that each of ROCH’s directors and officers is an Initial shareholder. Revise to address all the potential conflicts of interest, including those discussed on pages 62 and 133.

Response: Changes in response to the Staff’s comment are reflected on pages 29 and 140 of the Amended Registration Statement.

United States Securities and Exchange Commission December 31, 2020 Page 5

The exercise of registration rights or sales of a substantial amount of the Combined Company’s Common Stock after the Business Combination m, page 33

8.	State the total number of shares that will be available for registration and sale.

Response: Changes in response to the Staff’s comment are reflected on page 34 of the Amended Registration Statement.

Proposal No. 1—The Business Combination Proposal, page 44

9.	Revise page 46 to briefly describe “closing legal impediment.”

Response: Changes in response to the Staff’s comment are reflected on page 46 of the Amended Registration Statement.

10.	On page 54, you state in several of your summaries of the various agreements that each is “qualified in its entirety by reference to the full text” of the agreement. It is not appropriate for you to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise these statements and similar disclaimers throughout the document accordingly.

Response: Changes in response to the Staff’s comment are reflected on pages 44, 54 and 72 of the Amended Registration Statement.

Background of the Merger, page 56

11.	On page 56, balance the disclosure of the ROCH team’s “proven track record of both operational and financial success” with the risk that this endeavor may not succeed.

Response: Changes in response to the Staff’s comment are reflected on pages 56-57 of the Amended Registration Statement.

12.	Please substantially revise your disclosure to provide additional detail, including timing, regarding the search process, including whether and how ROCH sought indications of interest, how it identified potential targets, how it selected which potential target companies to review, describe the process of identifying the 25 companies with which it entered into “detailed substantive discussions,” the progress of those negotiations, whether and if so, how many, entered into non-disclosure agreements, and additional detail regarding when and why either ROCH or the other party ceased negotiations, and how the discussions with other potential targets overlapped with one another and with PCT. In doing so, describe the potential terms discussed, the progress of those discussions, the assumed valuations of ROCH and each potential target, the proposed ownership proportions, and any revised proposals. Also provide the dates of board meetings at which the management team communicated with the board, how many candidates they presented to the board, what recommendations they made, whether financial advisors were involved, and further information on the board’s decision-making process.

Response: The Amended Registration Statement contains a substantially revised “Background of the Merger” section appearing on pages 56-63 addressing the points raised in the Staff’s comment.

United States Securities and Exchange Commission December 31, 2020 Page 6

13.	Clarify what prompted discussions with PCT and the timing for their start in relation to the other target companies considered. In doing so, explain the role of Innventure, LLC, in ROCH’s search for acquisition targets and what role Mr. Balkin played to that end, including why it was he who contacted Mr. Roth, and why he did so. We note that Innventure is an affiliate of PCT. Further clarify the relationship.

Response: Changes in response to the Staff’s comment are reflected on pages 57-58 of the Amended Registration Statement.

14.	Clarify the distinction between “ROCH and ROCH’s management,” to which you refer in the discussions surrounding the July 8-15 due diligence of PCT using publicly available information. We note from page 134 that ROCH has five officers.

Response: Changes in response to the Staff’s comment are reflected on pages 57-58 of the Amended Registration Statement.

15.	We note from the risk factor on page 19, that ROCH reviewed certain projected financial information provided by PCT. Please revise to disclose such projections and discuss all material assumptions used to develop the projections. Also discuss the possible impact if the projections are not correct. Clarify when the projections were provided.

Response: Changes in response to the Staff’s comment are reflected on pages 63-65 of the Amended Registration Statement.

United States Securities and Exchange Commission December 31, 2020 Page 7

16.	Clarify what PCT disclosed to the ROCH board or management team about their negotiations with other SPACs and/or other potential combination partners.

Response: Changes in response to the Staff’s comment are reflected on page 58 of the Amended Registration Statement.

17.	In the fifth paragraph on page 58, you state ROCH and PCT entered into a “non-exclusive letter of intent . . . to pursue a business combination.” Revise to disclose more information about the content and nature of that agreement.

Response: Changes in response to the Staff’s comment are reflected on page 59 of the Amended Registration Statement.

18.	Clarify why counsel for ROCH sent the initial draft merger agreement to “C-H to be forwarded to PCT and its counsel Jones Day,” and C-H’s role in the negotiations.

Response: Changes in response to the Staff’s comment are reflected on page 59 of the Amended Registration Statement.

19.	Clarify whether the revised LOI, amended on October 5, 2020, remained “non- exclusive.” Clarify when PCT began the process of obtaining the revenue bond, and how and why that affected the merger consideration. Clarify PCT’s use of the proceeds of the revenue bond and the note purchase agreement. Revise to provide further detail of the purpose for and content of the new provisions added to the LOI when it was further amended on October 8, 2020.

Response: Changes in response to the Staff’s comment are reflected on page 60 of the Amended Registration Statement.

United States Securities and Exchange Commission December 31, 2020 Page 8

20.	Substantially revise the disclosure of negotiations with PCT, and in particular the disclosure of events between October 13 and November 16, 2020, when the parties negotiated the terms of the merger agreement, to provide details regarding the negotiations that led to the finalization of the key terms of the proposed business combination. For example, it is not clear how the parties determined the type and amount of consideration or the forms of consideration. Expand your discussion of the merger agreement to identify the material terms negotiated and discuss how the issues were resolved, including changes in any terms favorable to ROCH’s management and affiliates as compared to the public shareholders. In addition, provide additional detail regarding the negotiation of PCT managements’ employment contracts, including Mr. Otworth’s $5 million bonus discussed on page 125.

Response: Changes in response to the Staff’s comment are reflected on pages 61-63 of the Amended Registration Statement.

21.	Name the “independent engineering firm that prepared the independent report on PCT,” the nature of that report, and for what purpose ROCH management sought the report. File the firm’s consent and its opinion as exhibits. Revise the background of the merger to summarize the report in the document.

Response: Changes in response to the Staff’s comment are reflected on pages 2, 3, 46, 54, 59, 61, 190, 194 and the Exhibit Index of the Amended Registration Statement. While PCT has received Leidos’ consent to be named in the Registration Statement, PCT is still considering redactions of certain information from the Leidos Report that it believes is, among other things, immaterial to stockholders of ROCH voting on the proposals at the Special Meeting. PCT has undertaken to provide such appropriately redacted Leidos Report in the next amendment to the Registration Statement. The Company supplementally advises the Staff that PCT will file a Confidential Treatment Request for portions of the Leidos Report.

22.	Clarify what was discussed at the November 10, 2020, board meeting, whether the merger agreement changed as a result of that meeting or what changes were needed to the merger agreement at that point which prompted a delay in the vote.

Response: Changes in response to the Staff’s comment are reflected on page 62 of the Amended Registration Statement.

United States Securities and Exchange Commission December 31, 2020 Page 9

23.	Revise this section to disclose ROCH’s financial analyses of the comparable companies, transactions and other analysis upon which the board relied in reaching its decision. In doing so, provide the material assumptions underlying the analysis, including the criteria used to select comparable companies and/or transactions.

Response: Changes in response to the Staff’s comment are reflected on pages 58-59 of the Amended Registration Statement.

Material U.S. Federal Income Tax Considerations, page 80

24.	On page 81, you state that the disclosure is “for informational purposes only and is not tax advice” and that investors should “consult their own tax advisors regarding the tax consequences” of various aspects of the transaction. Investors are entitled to rely on your disclosure. Revise to eliminate these inappropriate disclaimers. You may recommend that investors consult their own advisors with respect to the personal tax consequences of the transactions, which may vary. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.

Response: Changes in response to the Staff’s comment are reflected on page 85 of the Amended Registration Statement.

25.	We note from page 81 that you “expect” the exchange of shares pursuant to the merger “to qualify as a non-recognition . . . “reorganization” and that the federal tax consequences for the warrants are “uncertain.” Revise to eliminate the statement “assuming such qualification” and the “generally” description and similar qualifiers. Revise this section to describe the material tax consequences, and, to the extent counsel is unable to opine, so state, provide the reasons why counsel cannot opine, and expand your discussion of the possible alternatives to provide additional detail and to avoid merely providing a description of the law. In doing so, describe the degree of uncertainty of the tax treatment of the warrants. For guidance, refer to Section III.C. of Staff Legal Bulletin No. 19.

Response: Changes in response to the Staff’s comment are reflected on pages 9, 85-87, and 89 of the Amended Registration Statement.

United States Securities and Exchange Commission December 31, 2020 Page 10

Description of PCT Business, page 89

26.	Revise to provide the information on the principal holders of PCT securities as required by Item 18(a)(5)(ii) of Form S-4, which refers to Item 6 of Schedule 14A, which requires disclosure pursuant to Item 403 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and, following discussion with PCT and its counsel, advises the Staff that a year-end redistribution of PCT units is currently being effected that will affect such percentage ownership figures. PCT has undertaken to provide fully compliant Item 403 information for inclusion in the next amendment to the Registration Statement.

27.	You state PCT is “regarded as a ‘leader’ in innovation in polymers, sustainability, and recycling” by several organizations, although it has yet to begin commercial production, as explained on page 96. Please further substantiate or clarify your claim of leadership or revise this and similar disclosure to state this as your beliefs.

Response: Changes in response to the Staff’s comment are reflected on pages 93 and 106 of the Amended Registration Statement.

28.	Revise to provide additional information about the nature of the “strategic partnerships” and collaborations disclosed in the chart on page 93, and your expectations regarding those partnerships after the business combination.

Response: Changes in response to the Staff’s comment are reflected on page 97 of the Amended Registration Statement.

Government Regulation, page 97

29.	Substantially revise this section to further describe the various regulations that apply to your products and/or their sourcing and manufacture.

Response: Changes in response to the Staff’s comment are reflected on pages 25-26 and 101-104 of the Amended Registration Statement.

United States Securities and Exchange Commission December 31, 2020 Page 11

30.	Revise to clarify on what basis you expect the FDA will provide a letter of no objection in 2021, to allow PCT’s product to be used in food-grade applications. Clarify the various categories of feedstock for which you will seek no objection letters. Explain the process for doing so, including where in the process individual migration studies may be required and the anticipated overall timeframe for obtaining a no objection letter.

Response: Changes in response to the Staff’s comment are reflected on pages 25-26 and 101-102 of the Amended Registration Statement.

Intellectual Property, page 98

31.	You disclose that there are nine granted and four pending utility patents licensed from P&G. Revise to clarify what aspects of your business the utility patents address. Disclose the volume and geographic restrictions on P&G’s ability to license the technology to others.

Response: Changes in response to the Staff’s comment are reflected on page 104 of the Amended Registration Statement.

PCT Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 100

32.	Revise to give a range of the P&G royalty rates to within 10 percentage points.

Response: Changes in response to the Staff’s comment are reflected on page 108 of the Amended Registration Statement.

Contractual Obligations and Commitments, page 112

33.	You disclose future operating lease obligations here for PCT’s Lawrence County, Ohio property, yet on pages 98 and 129 you state a subsidiary of PCT purchased that land from Innaventure LLC, a related party. Please clarify.

Response: Changes in response to the Staff’s comment are reflected on pages 119-120 of the Amended Registration Statement.

United States Securities and Exchange Commission December 31, 2020 Page 12

ROCH Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 135

34.	Revise page 136 to clarify, if true, that no loans from ROCH board members or management are currently outstanding.

Response: Changes in response to the Staff’s comment are reflected on page 160 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 146

35.	Refer to balance sheet adjustment (J). Please explain to us why you have classified the net proceeds from the issuance of Revenue Bonds as a current asset when construction of the Phase II Facility will continue through October 2022.

Response: Changes in response to the Staff’s comment are reflected on page 149 of the Amended Registration Statement.

ROCH Directors and Management, page 149

36.	Clarify for what “Roth” entity Messrs. Byron Roth and Gordon Roth have been employed since 1998 and 2000, respectively.

Response: Changes in response to the Staff’s comment are reflected on page 156 of the Amended Registration Statement.

ROCH Executive Compensation, page 152

37.	You state that “[n]o ROCH executive officer has received any cash compensation.” Clarify whether any executive officer or director has received any cash or other form of compensation. To the extent you reimburse for out-of-pocket expenses, for which there is no limit and no review other than by the board or in court, provide us your analysis why these amounts are not compensation and not required to be disclosed pursuant to Item 402 of Regulation S-K.

Response: Changes in response to the Staff’s comment are reflected on page 159 of the Amended Registration Statement. The Company supplementally advises the Staff that each expense for which the SPAC reimburses its executive officers and directors is “integrally and directly related” to the performance of their duties. As noted in Section II.C.1.e.i of SEC Release No. 33-8732A, “[a]n item is not a perquisite or personal benefit if it is integrally and directly related to the performance of the executive’s duties.” The Company and the SPAC believes that the search for a business combination target, attendance at Board, committee and stockholder meetings and similar activities are clearly ‘integrally and directly related’ to the performance of such individual’s duties, and that reimbursement for related expenses—travel, lodging and reasonable out-of-pocket expenses—is therefore neither compensation nor a personal benefit or perquisite.

United States Securities and Exchange Commission December 31, 2020 Page 13

Certain Relationships and Related Party Transactions of ROCH, page 153

38.	Disclose which person or persons are related to Roth Capital Partners, LLC and describe the relationship(s). Revise to clarify if, like the potential loans discussed on page 136, there is an understanding that this loan will be repaid upon consummation of the business combination.

Response: Changes in response to the Staff’s comment are reflected on page 160 of the Amended Registration Statement.

39.	Provide your analysis of why the following are not required to be disclosed here: (1) the ROCH directors’ relationships with entities who will receive fees related to this transaction; and (2) Mr. Fiegler’s agreement to purchase 1 million shares of ROCH common stock in the PIPE transaction, as disclosed on page 156.

Response: Changes in response to the Staff’s comment are reflected on page 160 of the Amended Registration Statement. The Company respectfully advises the Staff that it believes that the relationships between the individuals and entities involved in the Business Combination from Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC are clearly described in both the SPAC’s IPO prospectus and in the Amended Registration Statement, but in the interests of enhancing a stockholder’s appreciation of these relationships has included additional disclosure in this regard under this heading. Mr. Fieler’s agreement to buy shares in the PIPE is disclosed as a Company related party transaction on page 164 of the Amended Registration Statement. Mr. Fieler has no affiliation with ROCH.

United States Securities and Exchange Commission December 31, 2020 Page 14

Description of the Combined Company's Capital Stock Exclusive Forum Selection, page 172

40.	We note that your forum selection provision in Article XI of the charter, on page C-6, identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any “derivative action.” We note that “the provisions of this Article X will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934.” First, clarify whether that reference in the charter should be to Article XI, rather than Article X. In addition, please disclose whether this provision applies to actions arising under the Securities Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the charter states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

Response: Changes in response to the Staff’s comment are reflected on pages 179 and C-6 of the Amended Registration Statement.

Comparison of Stockholders Rights, page 173

41.	Where the ROCH governing documents provide certain rights or abilities “as provided under the DGCL,” revise this section to briefly explain what the DGCL provided, so that shareholders can understand the differences you outline in this section.

Response: Changes in response to the Staff’s comment are reflected on pages 183 and 184 of the Amended Registration Statement.

Exhibits

42.	Revise the exhibits to file the actual agreements, rather than the “form of” agreements. Revise the first page of any redacted exhibits, including Exhibit 10.20, to include a prominent statement on the first page of the redacted exhibit regarding the omissions, as required by Item 601(b)(10)(iii) of Regulation S-K.

Response: Changes in response to the Staff’s comment are reflected in the Exhibit Index to the Amended Registration Statement.

United States Securities and Exchange Commission December 31, 2020 Page 15

43.	Provide a form of proxy with your next amendment.

Response: A form of proxy has been included as Exhibit 99.1 to the Amended Registration Statement.

Please do not hesitate to contact Norwood Beveridge at (914) 374-4205 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP or Joel T. May at (404) 581-8967 of Jones Day with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Gordon Roth
Roth CH Acquisition I Co. Parent Corp.

Michael Otworth
PureCycle Technologies LLC

Joel T. May, Esq.
Patrick S. Baldwin, Esq.
Jones Day